Computershare

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

July 28, 2005

To:

All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

Pacific Harbour Capital Ltd.

We confirm that the following material was sent by pre-paid mail on July 28th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A

Notice of Annual General Meeting / Information Circular

B

Proxy

C

Supplemental Mailing List Return Card

D

Consolidated Financial Statements for the years ended March 31, 2005, 2004 and 2003 / Management Discussion and Analysis

E

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4504)

Fax: 604.661.9401